March 28, 2008	Christopher J. Perriello 617-951-7162 chris.perriello@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Allianz Funds Multi-Strategy Trust Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust, a Massachusetts business trust (the “Trust”), we are today filing Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”). This filing has been marked to indicate the changes made from the pre-effective amendment filing of the Registration Statement on February 29, 2008.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7162) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Chris Perriello
Chris Perriello, Esq.

cc:	E. Blake Moore, Jr.

William V. Healey, Esq.

Richard H. Kirk, Esq.

Brian S. Shlissel

Thomas J. Fuccillo, Esq.

Securities and Exchange Commission	- 2 -	March 28, 2008

Richard J. Lavery

David C. Sullivan, Esq.

Michael G. Doherty, Esq.

George B. Raine, Esq.